UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-43060

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Mayfair Gold Corp.

(Translation of registrant's name into English)

489 McDougall Street

Matheson, Ontario P0K 1N0, Canada

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 (File No. 333-295084).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Material Change Report, dated November 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYFAIR GOLD CORP.

Date: November 2, 2026
	By:	/s/ Kevin Annett
Name: Kevin Annett
Title: Chief Financial Officer